Notice Dated April 27, 2026

PERSPECTIVE ADVISORS
FIXED AND VARIABLE ANNUITY®

Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account III

This Notice Document (“Notice”) provides certain updated information about your Perspective Advisors Fixed and Variable Annuity contract (“Contract”), which is no longer available for purchase.
Jackson National Life Insurance Company (“Jackson”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Jackson and for Jackson National Separate Account III (“Separate Account”) are available, free of charge, at www.jackson.com/product-literature-4.html. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call 1-800-644-4565 or send an email request to customercare@jackson.com.

Your Contract prospectus dated April 27, 2020 contains more information about the Contract’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at www.Investor.gov.

TABLE OF CONTENTS
DEFINITIONS	1
UPDATED INFORMATION ABOUT YOUR CONTRACT	2
IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT	3
APPENDIX A (INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT)	A-1
BACK COVER PAGE	B-1

DEFINITIONS

Contract Anniversary – each one-year anniversary of the Contract’s Issue Date.

Contract Year – the succeeding twelve months from a Contract’s Issue Date and every anniversary. The first Contract Year (Contract Year 0-1) starts on the Contract’s Issue Date and extends to, but does not include, the first Contract Anniversary. Subsequent Contract Years start on an anniversary date and extend to, but do not include, the next anniversary date.

For example, if the Issue Date is January 15, 2026, then the end of Contract Year 0-1 would be January 14, 2027, and January 15, 2027, which is the first Contract Anniversary, begins Contract Year 1-2.

Fund – a registered investment company in which an Investment Division of the Separate Account invests.

General Account – the General Account includes all our assets, including any Contract Value allocated to the Guaranteed Fixed Account and the GMWB Fixed Account, which are available to our creditors.

Guaranteed Minimum Withdrawal Benefit (GMWB) Fixed Account – part of our General Account to and from which automatic transfers of your Contract Value may be required according to non-discretionary formulas. The Contract Value allocated to the GMWB Fixed Account will earn a stated rate of return over a specified period.

Guaranteed Fixed Account – part of our General Account to which the Contract Value you allocate is guaranteed to earn a stated rate of return over the specified period.

Investment Division – one of multiple variable options of the Separate Account to allocate your Contract’s value, each of which exclusively invests in a different available Fund. The Investment Divisions are called variable because the return on investment is not guaranteed.

Issue Date – the date your Contract is issued.

Separate Account – Jackson National Separate Account III. The Separate Account is divided into sub-accounts generally referred to as Investment Divisions.

UPDATED INFORMATION ABOUT YOUR CONTRACT

The information in this Notice Document is a summary of certain Contract features that have changed since the Notice Document dated April 28, 2025. This may not reflect all of the changes that have occurred since you entered into your Contract.

General Product Changes

Effective March 2, 2026, the current charges for expedited delivery applicable to your Contract have increased. The new fees for these services are as follows:
1.Between Monday and Friday, the current Expedited Delivery Charge is $23.
2.On Saturday, the current Expedited Delivery Charge is $38.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

	FEES, EXPENSES, AND ADJUSTMENTS			LOCATION IN PROSPECTUS
Are There Charges or Adjustments for Early Withdrawals?	No.
Are There Transaction Charges?
Yes. You may be charged for transactions, such as when you transfer cash value between investment options more than 25 times in a Contract Year, when you request an expedited delivery of your partial or complete withdrawal, or if you make a total withdrawal from your Contract after income payments have commenced under certain income options. In addition, for Contracts sold in certain states, you may be charged for premium taxes
				Contract Charges- Transfer Fee, Commutation Fee
Are There Ongoing Fees and Expenses? (annual charges)
The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract Data Pages for information about the specific fees you will pay each year based on the options you have elected.
				Contract Charges- Optional Benefit Expenses; Fees and Expenses Tables
	ANNUAL FEE	MINIMUM	MAXIMUM
	1. Base Contract[1]	1.52%	1.52%	Fees and Expenses Tables - Periodic Expenses
	2. Fund fees and expenses[2]	0.52%	2.38%	Fees and Expenses Tables - Total Annual Fund Operating Expenses
	3. Optional benefits available for an additional charge (for a single optional benefit, if elected)[3]	0.20%	1.26%	Fees and Expenses Tables - Periodic Expenses

1.As a percentage of average daily Contract Value of the Investment Divisions.
2.As a percentage of average Fund net assets.
3.The minimum and maximum fees reflects an annualized percentage of the applicable benefit base. The foregoing benefit-based optional benefits are no longer offered under the Contract.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges.
	LOWEST ANNUAL COST: $1,878	HIGHEST ANNUAL COST: $4,111

Assumes:
•Investment of $100,000
•5% annual appreciation
•Least expensive combination of Fund fees and expenses
•No optional benefits
•No sales charges
•No additional purchase payments, transfers or withdrawals

Assumes:
•Investment of $100,000
•5% annual appreciation
•Most expensive combination of optional benefits and Fund fees and expenses
•No sales charges
•No additional purchase payments, transfers or withdrawals

	RISKS	Location in Prospectus
Is There a Risk of Loss from Poor Performance?	Yes. You can lose money by investing in this Contract.	The Annuity Contract
Is this a Short-Term Investment?
No. This Contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash. The benefits of tax deferral and living benefit protections also mean the Contract is more beneficial to investors with a long time horizon.
The Annuity Contract
What Are the Risks Associated with the Investment Options?
An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options you choose. Each investment option (including the Guaranteed Fixed Account and the GMWB Fixed Account) has its own unique risks. You should review the prospectuses for the available Funds before making an investment decision.
The Annuity Contract
What Are the Risks Related to the Insurance Company?
Any obligations (including under the Guaranteed Fixed Account and the GMWB Fixed Account), guarantees, and benefits of the Contract are subject to the claims-paying ability of Jackson. More information about Jackson is available upon request from Jackson by calling 1-800-644-4565.
The Guaranteed Fixed Account and GMWB Fixed Account
RESTRICTIONS
Are There Restrictions on the Investment Options?
Yes.

Premium Payments.
•The minimum initial Premium payment must be at least $25,000 for a non-qualified plan Contract, or $25,000 for a qualified plan Contract.
•The minimum subsequent Premium payment must be at least $5,000 for a non-qualified plan Contract, or $2,000 for a qualified plan Contract.
•The maximum aggregate Premium payments you may make without our prior approval is $1 million.
•There is a minimum allocation requirement of $100.
•We reserve the right, in our discretion, to limit, restrict, suspend or reject any or all initial or subsequent Premium payments and to limit the amount, frequency or timing of Premium payments, at any time on a non-discriminatory basis.

Transfers.
•We reserve the right to charge $25 for each transfer when you transfer money between Investment Divisions in excess of 25 times in a Contract Year.

Investment Restrictions.
•Jackson may remove or substitute Funds as investment options available under the Contract, and may limit or suspend availability of the Fixed Account Options.
Investment Divisions
Are There any Restrictions on Contract Benefits?
Yes. Certain benefits may limit withdrawals or other rights under the Contract. Under certain benefits, a withdrawal could reduce the value of a benefit by more than the dollar amount of the withdrawal. Not all optional benefits are available through all broker-dealers and may vary by state or date of purchase. We may modify or discontinue an optional benefit at any time.
Access To Your Money

TAXES
What Are the Contract's Tax Implications?
•Consult with a tax professional to determine the tax implications of an investment in and purchase payments received under this Contract.
•If you purchase the Contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral.
•Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59 ½.
Taxes
CONFLICTS OF INTEREST
How Are Investment Professionals Compensated?	Your registered representative or other investment professionals may receive compensation for selling this Contract to you in the form of commissions, revenue sharing, and other compensation programs. Accordingly, investment professionals may have a financial incentive to offer or recommend this Contract over another investment.	Distribution of Contracts
Should I Exchange My Contract?	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only consider exchanging your Contract if you determine, after comparing the features, fees, and risks of both contracts, that it is in your best interest to purchase the new contract rather than continue to own your existing Contract.	Distribution of Contracts

APPENDIX A

INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT - Perspective Suite

The following is a list of Funds (all Class A shares) available under the Contract, which is subject to change, as discussed in the prospectus. Certain broker-dealers selling the Contracts may limit the Investment Divisions that are available to their customers. You can find the prospectuses and other information about the Funds online at https://www.jackson.com/fund-literature.html. You can also request this information at no cost by calling 1-800-644-4565 or by sending an email request to ProspectusRequest@jackson.com.

The current expenses and performance information below reflects fees and expenses of the Funds, but does not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) *The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 year	5 year	10 year
Allocation	JNL/American Funds Balanced Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.90%[2]	15.48%	8.58%	9.14%
Fixed Income	JNL/American Funds Bond Fund of America Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.82%[2]	6.77%	N/A	N/A
Allocation	JNL/American Funds Capital Income Builder Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.95%[2]	19.86%	8.63%	N/A
International/ Global Equity	JNL/American Funds Global Growth Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	1.05%[2]	21.20%	7.84%	11.82%
U.S. Equity	JNL/American Funds Growth Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.89%[2]	19.87%	13.03%	17.58%
U.S. Equity	JNL/American Funds Growth-Income Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.91%[2]	17.64%	13.48%	13.48%
International/ Global Equity	JNL/American Funds International Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	1.11%[2]	26.25%	3.00%	6.58%
International/ Global Equity	JNL/American Funds New World Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	1.26%[2]	27.74%	4.86%	8.80%
U.S. Equity	JNL/American Funds® Washington Mutual Investors Fund[1]
	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.91%[2]	16.75%	13.43%	11.95%
Alternative	JNL Multi-Manager Alternative Fund
	(Boston Partners Global Investors, Inc.; DoubleLine Capital LP; First Pacific Advisors, LP; Kayne Anderson Rudnick Investment Management, LLC; Lazard Asset Management LLC; Loomis, Sayles & Company, L.P.; Westchester Capital Management, LLC	2.30%[2]	9.53%	4.22%	4.14%
International/ Global Equity	JNL Multi-Manager Emerging Markets Equity Fund
	(GQG Partners LLC, Kayne Anderson Rudnick Investment Management, LLC; T. Rowe Price Associates, Inc. (Sub-Sub-Adviser: T. Rowe Price Hong Kong Limited); WCM Investment Management, LLC	1.22%	24.27%	1.67%	5.73%

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) *The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 year	5 year	10 year
Fixed Income	JNL Multi-Manager Floating Rate Income Fund
	(PPM America, Inc.; FIAM LLC)	0.95%	3.83%	4.67%	4.29%
Allocation	JNL Multi-Manager Global Small Cap Fund
		1.16%	14.20%	0.15%	6.89%
International/ Global Equity	JNL Multi-Manager International Equity Fund
	(Causeway Capital Management LLC; Lazard Asset Management LLC; WCM Investment Management, LLC; William Blair Investment Management, LLC)	0.97%	23.50%	1.90%	5.17%
International/ Global Equity	JNL Multi-Manager International Small Cap Fund[4]
	(Causeway Capital Management LLC; FIAM LLC (Sub-Sub-Adviser: FMR Investment Management (UK) Limited); WCM Investment Management, LLC)	1.20%	25.49%	5.35%	N/A
U.S. Equity	JNL Multi-Manager Mid Cap Fund
	(Champlain Investment Partners, LLC; Kayne Anderson Rudnick Investment Management, LLC; River Road Asset Management, LLC; Victory Capital Management Inc.)	1.06%	1.83%	4.90%	N/A
U.S. Equity	JNL Multi-Manager Select Equity Fund
	(GQG Partners, LLC; River Road Asset Management, LLC; WCM Investment Management, LLC)	0.99%[2]	16.02%	N/A	N/A
U.S. Equity	JNL Multi-Manager Small Cap Growth Fund
	(BAMCO, Inc.; Driehaus Capital Management, LLC; Granahan Investment Management, Inc.; Kayne Anderson Rudnick Investment Management, LLC; Segall Bryant & Hamill, LLC; WCM Investment Management, LLC)	0.98%	3.56%	-1.29%	9.41%
U.S. Equity	JNL Multi-Manager Small Cap Value Fund
	(Congress Asset Management Company, LLP; Cooke & Bieler, L.P.; Reinhart Partners, Inc.; River Road Asset Management, LLC; WCM Investment Management, LLC	1.07%	2.69%	8.00%	8.59%
Allocation	JNL Moderate ETF Allocation Fund
	(Mellon Investments Corporation)	0.83%	12.18%	4.18%	5.44%
Allocation	JNL Moderate Growth ETF Allocation Fund
	(Mellon Investments Corporation)	0.83%	14.60%	5.90%	7.22%
Allocation	JNL Growth ETF Allocation Fund
	(Mellon Investments Corporation)	0.85%	16.64%	7.58%	8.76%
Allocation	JNL/American Funds Moderate Allocation Fund
		0.97%	13.14%	N/A	N/A
Allocation	JNL/American Funds Moderate Growth Allocation Fund
		0.98%	16.29%	5.73%	8.10%
Allocation	JNL/American Funds Growth Allocation Fund
		0.99%	18.49%	7.52%	10.07%
Allocation	JNL/BlackRock Global Allocation Fund
	(BlackRock Investment Management, LLC; Sub-Sub-Advisers: BlackRock International Limited and BlackRock (Singapore) Limited)	1.06%	18.76%	6.07%	7.47%
Alternative	JNL/BlackRock Global Natural Resources Fund[4]
	(BlackRock International Limited)	1.00%	29.78%	13.60%	8.69%
U.S. Equity	JNL/BlackRock Large Cap Select Growth Fund
	(BlackRock Investment Management, LLC)	0.83%[2]	11.41%	10.41%	15.18%
International/ Global Equity	JNL/Causeway International Value Select Fund
	(Causeway Capital Management LLC)	0.96%	43.10%	14.12%	9.96%

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) *The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 year	5 year	10 year
Sector Equity	JNL/Cohen & Steers U.S. Realty Fund[4]
	(Cohen & Steers Capital Management, Inc.)	1.04%	2.79%	4.73%	N/A
International/ Global Equity	JNL/DFA International Core Equity Fund
	(Dimensional Fund Advisors LP)	0.91%	35.29%	9.74%	N/A
U.S. Equity	JNL/DFA U.S. Core Equity Fund
	(Dimensional Fund Advisors LP)	0.80%	15.09%	12.66%	13.16%
U.S. Equity	JNL/DFA U.S. Small Cap Fund
	(Dimensional Fund Advisors LP)	0.99%	7.01%	8.45%	9.52%
Fixed Income	JNL/DoubleLine® Core Fixed Income Fund
	(DoubleLine Capital LP)	0.78%	7.18%	0.07%	2.05%
Fixed Income	JNL/DoubleLine® Emerging Markets Fixed Income Fund
	(DoubleLine Capital LP)	1.08%	8.52%	1.66%	N/A
U.S. Equity	JNL/DoubleLine® Shiller Enhanced CAPE® Fund
	(DoubleLine Capital LP)	0.99%	8.98%	8.23%	12.17%
Fixed Income	JNL/DoubleLine® Total Return Fund
	(DoubleLine Capital LP)	0.83%	7.59%	0.09%	1.65%
Fixed Income	JNL/Dreyfus Government Money Market Fund
	(Mellon Investments Corporation)	0.56%	3.78%	2.75%	1.67%
U.S. Equity	JNL/Fidelity Institutional AM® & JPMorgan Large Cap Growth Fund
	(FIAM LLC; J.P. Morgan Investment Management Inc.)	0.94%	9.05%	10.46%	N/A
Fixed Income	JNL/Fidelity Institutional AM® Total Bond Fund
	(FIAM LLC)	0.76%	7.49%	0.06%	2.09%
Alternative	JNL/First Sentier Global Infrastructure Fund[4]
	(First Sentier Investors (Australia) IM Ltd)	1.16%	17.55%	6.72%	6.96%
Allocation	JNL/Franklin Templeton Income Fund
	(Franklin Advisers, Inc.)	0.92%	12.00%	7.17%	7.11%
U.S. Equity	JNL/Goldman Sachs 4 Fund
	(Goldman Sachs Asset Management, L.P.)	0.70%	16.69%	13.95%	11.59%
International/ Global Equity	JNL/GQG Emerging Markets Equity Fund
	(GQG Partners LLC)	1.34%	10.25%	2.64%	N/A
U.S. Equity	JNL/Invesco Small Cap Growth Fund
	(Invesco Advisers, Inc.)	1.02%	6.17%	-0.73%	9.05%
Alternative	JNL/JPMorgan Hedged Equity Fund
	(J.P. Morgan Investment Management Inc.)	0.96%	7.04%	8.58%	N/A
U.S. Equity	JNL/JPMorgan MidCap Growth Fund
	(J.P. Morgan Investment Management Inc.)	0.89%	8.08%	4.23%	12.15%
Alternative	JNL/JPMorgan Nasdaq® Hedged Equity Fund
	(J.P. Morgan Investment Management Inc.)	0.99%	8.83%	N/A	N/A
Fixed Income	JNL/JPMorgan U.S. Government & Quality Bond Fund
	(J.P. Morgan Investment Management Inc.)	0.69%	6.61%	-0.59%	1.45%
U.S. Equity	JNL/JPMorgan U.S. Value Fund
	(J.P. Morgan Investment Management Inc.)	0.89%	13.86%	11.97%	9.01%
International/ Global Equity	JNL/Loomis Sayles Global Growth Fund
	(Loomis, Sayles & Company, L.P.)	0.99%	17.45%	8.85%	N/A

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) *The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 year	5 year	10 year
Fixed Income	JNL/Lord Abbett Short Duration Income Fund
	(Lord, Abbett & Co. LLC)	0.80%	5.84%	2.25%	N/A
U.S. Equity	JNL/Mellon DowSM Index Fund
	(Mellon Investments Corporation)	0.65%	14.17%	10.85%	12.41%
International/ Global Equity	JNL/Mellon Emerging Markets Index Fund[3]
	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.75%[2]	30.92%	3.38%	7.55%
International/ Global Equity	JNL/Mellon World Index Fund
	(Mellon Investments Corporation)	0.65%	20.79%	11.80%	11.75%
U.S. Equity	JNL/Mellon Nasdaq® 100 Index Fund
	(Mellon Investments Corporation)	0.63%	20.28%	14.58%	19.09%
U.S. Equity	JNL/Mellon S&P 500 Index Fund
	(Mellon Investments Corporation)	0.52%	17.28%	13.86%	14.24%
U.S. Equity	JNL/Mellon S&P 400 MidCap Index Fund[3]
	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.56%[2]	6.90%	8.53%	10.13%
U.S. Equity	JNL/Mellon Small Cap Index Fund[3]
	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.56%[2]	5.57%	6.74%	9.27%
International/ Global Equity	JNL/Mellon International Index Fund[3]
	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.61%[2]	31.50%	8.50%	7.85%
Fixed Income	JNL/Mellon Bond Index Fund[3]
	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.58%[2]	6.67%	-0.95%	1.41%
U.S. Equity	JNL/Mellon U.S. Stock Market Index Fund
	(Mellon Investments Corporation)	0.61%	16.64%	12.68%	N/A
Sector Equity	JNL/Mellon Communication Services Sector Fund
	(Mellon Investments Corporation)	0.64%	32.98%	13.91%	13.85%
Sector Equity	JNL/Mellon Consumer Discretionary Sector Fund
	(Mellon Investments Corporation)	0.64%	5.06%	7.35%	13.03%
Sector Equity	JNL/Mellon Consumer Staples Sector Fund
	(Mellon Investments Corporation)	0.65%	0.40%	5.45%	N/A
Sector Equity	JNL/Mellon Energy Sector Fund
	(Mellon Investments Corporation)	0.64%	6.84%	22.78%	7.04%
Sector Equity	JNL/Mellon Financial Sector Fund
	(Mellon Investments Corporation)	0.64%	16.18%	14.52%	12.35%
Sector Equity	JNL/Mellon Healthcare Sector Fund
	(Mellon Investments Corporation)	0.63%	14.47%	6.09%	9.03%
Sector Equity	JNL/Mellon Industrials Sector Fund
	(Mellon Investments Corporation)	0.65%	18.09%	12.62%	N/A
Sector Equity	JNL/Mellon Information Technology Sector Fund
	(Mellon Investments Corporation)	0.61%	20.73%	18.54%	22.65%
Sector Equity	JNL/Mellon Materials Sector Fund
	(Mellon Investments Corporation)	0.67%	14.44%	7.63%	N/A
Sector Equity	JNL/Mellon Real Estate Sector Fund
	(Mellon Investments Corporation)	0.66%	3.37%	4.18%	N/A

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) *The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 year	5 year	10 year
Sector Equity	JNL/Mellon Utilities Sector Fund
	(Mellon Investments Corporation)	0.65%	18.65%	10.13%	10.42%
U.S. Equity	JNL/MFS Equity Income Fund
	(Massachusetts Financial Services Company (d/b/a MFS Investment Management))	0.92%	15.31%	10.39%	N/A
U.S. Equity	JNL/MFS Mid Cap Value Fund
	(Massachusetts Financial Services Company (d/b/a MFS Investment Management))	0.95%	6.01%	10.00%	9.52%
U.S. Equity	JNL/Morningstar SMID Moat Focus Index Fund
	(Mellon Investments Corporation)	0.76%	6.23%	N/A	N/A
U.S. Equity	JNL/Morningstar U.S. Sustainability Index Fund
	(Mellon Investments Corporation)	0.71%	13.40%	12.44%	N/A
U.S. Equity	JNL/Morningstar Wide Moat Index Fund
	(Mellon Investments Corporation)	0.76%	12.95%	11.88%	N/A
Fixed Income	JNL/Neuberger Berman Strategic Income Fund
	(Neuberger Berman Investment Advisers LLC)	0.95%	9.30%	3.00%	4.09%
U.S. Equity	JNL/Newton Equity Income Fund
	(Newton Investment Management North America, LLC)	0.86%	18.97%	16.19%	13.21%
Fixed Income	JNL/PIMCO Income Fund
	(Pacific Investment Management Company LLC)	0.99%	11.07%	3.40%	N/A
Fixed Income	JNL/PIMCO Investment Grade Credit Bond Fund
	(Pacific Investment Management Company LLC)	0.85%	8.37%	-0.31%	3.28%
Fixed Income	JNL/PIMCO Real Return Fund
	(Pacific Investment Management Company LLC)	1.68%	7.82%	1.24%	3.14%
Fixed Income	JNL/PPM America Emerging Markets Debt Fund
	(PPM America, Inc.)	0.93%[2]	N/A	N/A	N/A
Fixed Income	JNL/PPM America High Yield Bond Fund
	(PPM America, Inc.)	0.76%	8.43%	4.27%	5.89%
Fixed Income	JNL/PPM America Investment Grade Credit Fund
	(PPM America, Inc.)	0.83%	7.20%	N/A	N/A
Fixed Income	JNL/PPM America Total Return Fund
	(PPM America, Inc.)	0.79%	6.75%	-0.26%	2.65%
U.S. Equity	JNL/RAFI® Fundamental U.S. Small Cap Fund
	(Mellon Investments Corporation)	0.67%	6.80%	9.19%	6.85%
U.S. Equity	JNL/RAFI® Multi-Factor U.S. Equity Fund
	(Mellon Investments Corporation)	0.67%	16.21%	12.43%	10.83%
Allocation	JNL/T. Rowe Price Capital Appreciation Fund
	(T. Rowe Price Associates, Inc.; Sub-Sub-Adviser: T. Rowe Price Investment Management, Inc.)	0.95%[2]	11.46%	9.00%	10.79%
U.S. Equity	JNL/T. Rowe Price Capital Appreciation Equity Fund
	(T. Rowe Price Associates, Inc.; Sub-Sub-Adviser: T. Rowe Price Investment Management, Inc.)	0.97%[2]	14.63%	N/A	N/A
U.S. Equity	JNL/T. Rowe Price Growth Stock Fund
	(T. Rowe Price Associates, Inc.)	0.83%[2]	15.26%	9.19%	14.06%
U.S. Equity	JNL/T. Rowe Price Mid-Cap Growth Fund
	(T. Rowe Price Associates, Inc.; Sub-Sub-Adviser: T. Rowe Price Investment Management, Inc.)	0.95%[2]	3.14%	3.52%	9.54%

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) *The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 year	5 year	10 year
Fixed Income	JNL/T. Rowe Price Short-Term Bond Fund
	(T. Rowe Price Associates, Inc.)	0.72%[2]	5.44%	1.91%	2.12%
U.S. Equity	JNL/T. Rowe Price Value Fund
	(T. Rowe Price Associates, Inc.)	0.85%[2]	12.00%	10.54%	10.56%
Allocation	JNL/Vanguard Moderate ETF Allocation Fund
	(Mellon Investments Corporation)	0.69%	11.75%	3.80%	N/A
Allocation	JNL/Vanguard Moderate Growth ETF Allocation Fund
	(Mellon Investments Corporation)	0.69%	14.14%	5.56%	N/A
Allocation	JNL/Vanguard Growth ETF Allocation Fund
	(Mellon Investments Corporation)	0.68%	16.06%	7.18%	N/A
International/ Global Equity	JNL/WCM Focused International Equity Fund
	(WCM Investment Management, LLC)	1.10%	21.41%	4.80%	10.63%
Alternative	JNL/Westchester Capital Event Driven Fund
	(Westchester Capital Management, LLC)	1.66%	7.39%	3.59%	4.88%
Allocation	JNL/WMC Balanced Fund
	(Wellington Management Company LLP)	0.71%	15.69%	8.90%	9.27%
U.S. Equity	JNL/WMC Equity Income Fund
	(Wellington Management Company LLP)	0.89%	16.72%	12.08%	N/A
U.S. Equity	JNL/WMC Value Fund
	(Wellington Management Company LLP)	0.79%	14.67%	10.91%	9.80%
Allocation	JNL/JPMorgan Managed Conservative Fund
	(J.P. Morgan Investment Management Inc.)	1.16%	9.28%	1.92%	3.83%
Allocation	JNL/JPMorgan Managed Moderate Fund
	(J.P. Morgan Investment Management Inc.)	1.13%	10.83%	3.48%	5.67%
Allocation	JNL/JPMorgan Managed Moderate Growth Fund
	(J.P. Morgan Investment Management Inc.)	1.12%	12.26%	5.13%	7.50%
Allocation	JNL/JPMorgan Managed Growth Fund
	(J.P. Morgan Investment Management Inc.)	1.13%	13.92%	6.76%	9.47%
Allocation	JNL/JPMorgan Managed Aggressive Growth Fund
	(J.P. Morgan Investment Management Inc.)	1.15%	14.72%	7.60%	10.35%
Allocation	JNL Conservative Allocation Fund
		1.23%	9.29%	2.57%	4.13%
Allocation	JNL Moderate Allocation Fund
		1.22%	10.75%	4.10%	5.68%
Allocation	JNL Moderate Growth Allocation Fund
		1.21%	12.62%	5.36%	7.22%
Allocation	JNL Growth Allocation Fund
		1.19%	14.81%	6.38%	8.47%
Allocation	JNL Aggressive Growth Allocation Fund
		1.16%	15.62%	7.24%	9.35%

1	Capital Research and Management Company is the investment adviser of the master fund in which this feeder fund invests. Under the master-feeder fund structure, the feeder fund does not buy individual securities directly. Rather, the feeder fund invests all of its investment assets in a corresponding master fund, which invests directly in individual securities.
2	The Fund’s current expenses reflect temporary fee reductions.
3	Mellon Investments Corporation is the investment sub-adviser of the master fund in which this feeder fund invests. Under the master-feeder fund structure, the feeder fund does not buy individual securities directly. Rather, the feeder fund invests all of its investment assets in a corresponding master fund, which invests directly in individual securities.
4	This Fund is no longer available for new allocations or transfers.
The following is a list of Fixed Account Options currently available under the Contract. Depending on the add-on benefits you elect, you may not be able to invest in certain Fixed Account Options, as noted below. We may change the features of the Fixed Account Options listed below, offer new Fixed Account Options, and terminate existing Fixed Account Options. We will provide you with written notice before doing so.

Note: If amounts are withdrawn from a Fixed Account Option before the end of its term, we may apply a Contract Adjustment. This may result in a significant reduction in your Contract Value.

Name	Term	Minimum Guaranteed Interest Rate
1-year Fixed Account Option	1 year	3.00%
3-year Fixed Account Option	3 year	3.00%

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The EDGAR contract identifier for the Contract is: #C000030237
B-1